FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2010

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

 (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

1.	a notice of 2009 annual general meeting of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on May 7, 2010;
2.	a proxy form for 2009 annual general meeting; and
3.	a reply slip for 2009 annual general meeting.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NOTICE OF 2009 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2009 annual general meeting (the ÒAnnual General MeetingÓ) of Huaneng Power International, Inc. (the ÒCompanyÓ) will be held at 9:00 a.m. on 22 June 2010 at Holiday Inn, Central Plaza Building, 1 Caiyuanjie, Xuanwu District, Beijing, the People’s Republic of China for considering and approving the following resolutions:

ORDINARY RESOLUTIONS:

1.	To consider and approve the working report from the Board of Directors of the Company for year 2009.

2.	To consider and approve the working report from the Supervisory Committee of the Company for year 2009.

3.	To consider and approve the audited financial statements of the Company for year 2009.

4.	To consider and approve the profit distribution plan of the Company for year 2009. (Note 1)

5.	To consider and approve the proposal regarding the appointment of the Company’s auditors for year 2010. (Note 2)

SPECIAL RESOLUTION:

6.	To consider and approve the proposal regarding the issue of short-term debentures by the Company.

“THAT (i) an approval to be given to the Company to issue within the PRC short-term debentures of a principal amount up to RMB10 billion (in either one or multiple tranches) within 12 months from the date on which shareholders’ approval is obtained; (ii) an unconditional general mandate to be given to the Company’s board of directors or any two or more directors to determine the terms and conditions and other relevant matters in relation to the respective tranches of the issue of short-term debentures in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the short-term debentures to be issued and the term thereof within the prescribed scope as set out in (i) above, the execution of all necessary legal documents, and the conduct of appropriate information disclosures.”

By Order of the Board
Gu Biquan
Company Secretary

Beijing, the PRC
7 May 2010

Notes:

1.
After auditing by PricewaterhouseCoopers Zhong Tian CPAs Limited Company and PricewaterhouseCoopers for the accounting year ended 31 December 2009, the Company’s profit after taxation was RMB5,080,996,564 and RMB4,929,543,538, respectively, according to the PRC Accounting Standards and International Financial Reporting Standards. 10% (i.e. RMB508,099,656) out of the profit after taxation for the year 2009 of the Company under the PRC Accounting Standards (i.e. RMB5,080,996,564) should be appropriated to the statutory surplus reserve fund. There was no appropriation to the discretionary surplus reserve fund. According to the applicable laws and the articles of association of the Company, dividends for distribution by the Company will be based on the lower of the amounts determined in accordance with the above two accounting standards. The Company’s proposed dividend distribution plan for 2009 is: using the total share capital of the Company as the base number, the Company will distribute a cash dividend of RMB0.21 (inclusive of tax) per ordinary share to all the shareholders and it is anticipated that the cash dividend payable will amount to RMB2,531,630,522.40.

2.	Proposal regarding the appointment of the Company’s auditors for 2010

To re-appoint PricewaterhouseCoopers Zhong Tian CPAs Co. Ltd. as the PRC auditors of the Company and PricewaterhouseCoopers as the Company’s international auditors for 2010 with a total remuneration of approximately RMB21.55 million, of which RMB16.55 million is estimated to be the annual auditing fees for the financial reports and RMB5 million to be the annual internal control auditing fee for 2010.

3.	Eligibility for attending the Annual General Meeting

Holders of the Company’s H Shares whose names appear on the HK$ Dividend H Shares Register and the US$ Dividend H Shares Register maintained by Hong Kong Registrars Limited at 4:30 p.m. on 1 June 2010 are eligible to attend the Annual General Meeting and are entitled to receive cash dividends.

4.	Proxy

	(i)	A member eligible to attend and vote at the Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder.

(ii)
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company and, in the case of holders of H Shares, to Hong Kong Registrar Limited, not less than 24 hours before the time designated for holding of the Annual General Meeting.

	(iv)	A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

5.	Registration procedures for attending the Annual General Meeting

(i)
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

	(ii)	Holders of H Shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to the Company on or before 1 June 2010.

	(iii)	Shareholders may send the reply slip to the Company in person, by post or by fax.

6.	Closure of H Share Register of Members

The H share register of members of the Company will be closed from 2 June 2010 to 22 June 2010 (both days inclusive).

7.	Other Businesses

	(i)	The Annual General Meeting will last for half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

	(ii)	The address of the Share Registrar for H Shares of the Company, Hong Kong Registrars Limited, is at:

1712-1716, 17/F, Hopewell Centre 183 Queen’s Road East Hong Kong

	(iii)	The business address of the Company is at:

Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing 100031, The People’s Republic of China Telephone No.: (+86)-10-6322 6999 Facsimile No.: (+86)-10-6322 6888

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia

(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Document 2

Proxy Form for 2009 Annual General Meeting

Number of Shares related to this proxy form (Note 1)	H Shares/Domestic Shares*

I(We)(Note 2)  of Shareholders’ Account:  and I.D. No.:  , being the holder(s) of H Share(s)/Domestic Share(s)* (Note 1) of Huaneng Power International, Inc. (the ÒCompanyÓ) now appoint (Note 3)  , I.D. No.: (of), or failing him the Chairman of the meeting as my(our) proxy to attend and vote for me(us) on the following resolutions in accordance with the instruction(s) below and on my(our) behalf at the 2009 Annual General Meeting to be held at 9:00 a.m. on 22 June 2010 at Holiday Inn, Central Plaza Building, 1 Caiyuanjie, Xuanwu District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion.(Note 6)

Ordinary Resolutions:—		For (Note 4)	Against (Note 4)
1.	To consider and approve the working report from the Board of Directors of the Company for year 2009.
2.	To consider and approve the working report from the Supervisory Committee of the Company for year 2009.
3.	To consider and approve the audited financial statements of the Company for year 2009.
4.	To consider and approve the profit distribution plan of the Company for year 2009.
5.	To consider and approve the proposal regarding the appointment of the Company’s auditors for year 2010.
Special Resolution:—
6.	To consider and approve the proposal regarding the issue of short-term debentures by the Company.

Date:  2010                      Signature:  (Note 5)

Notes:

1.
Please insert the number of Share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).

2.	Please insert full name(s) and address(es) in BLOCK LETTERS.

3.
not be member(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

not be member(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.
Attention: If you wish to vote FOR any resolution, please indicate with a Ò3Ó in the appropriate space under ÒForÓ. If you wish to vote AGAINST any resolution, please indicate with a Ò3Ó in the appropriate space under ÒAgainstÓ. In the absence of any such indication, the proxy will vote or abstain at his discretion.

5.
This form of proxy must be signed underhand by you or your attorney duly authorised in that behalf. If the appointer is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.
This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company and in the case of a holder of H Share(s), to Hong Kong Registrar Limited, at least 24 hours before the time designated for the holding of the Annual General Meeting.

* Please delete as appropriate.

Document 3

Reply Slip for 2009 Annual General Meeting

I/(We)  of  Telephone number:  and Fax number:  ,
being the holder(s) of  H Share(s)/Domestic Share(s)* of Huaneng Power International, Inc. (the ÒCompanyÓ) hereby reply that I/We wish to attend or appoint a proxy to attend (on my/our behalf) the 2009 annual general meeting (the ÒAGMÓ) to be held at 9:00 a.m. on 22 June 2010 at Holiday Inn, Central Plaza Building, 1 Caiyuanjie, Xuanwu District, Beijing, the People’s Republic of China.

Signature:

Date:

Note:
Eligible shareholders who wish to attend the AGM are advised to complete and return this reply slip to the Company’s business address at Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing 100031, the PRC by post or by facsimile (Fax no.: (+86)-10-66491888). Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the AGM.

* Please delete as appropriate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By:	/s/ Gu Biquan
Name:	Gu Biquan
Title:	Company Secretary

Date:    May 7, 2010